SIMPSON THACHER & BARTLETT LLP

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PALO ALTO, CA 94304
(650) 251-5000

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DIRECT DIAL NUMBER (650) 251-5110	E-MAIL ADDRESS wbrentani@stblaw.com

August 26, 2013

VIA OVERNIGHT COURIER AND EDGAR

Re:        ClubCorp Holdings, Inc.—Registration Statement on Form S-1 (Reg. No. 333-189912)

Justin Dobbie
Sonia Bednarowski
Kristin Shifflett
David Humphrey
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

        On behalf of ClubCorp Holdings, Inc. (the "Company"), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated August 20, 2013 (the "comment letter") relating to Amendment No. 1 to the above-referenced Registration Statement on Form S-1 filed on August 6, 2013 (the "Registration Statement"). The Company has also revised the Registration Statement in response to the Staff's comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement ("Amendment No. 2"), which reflects these revisions and generally updates certain information in the Registration Statement.

        For your convenience, we have retyped the text of the comment letter in italics below. The responses and information described below are based upon information provided to us by the Company. Page references in the text of this letter correspond to the pages of Amendment No. 2.

Form S-1

Prospectus Summary, page 1

Competitive Strengths, page 2

1.
We note your revised disclosure on page 3 in response to our prior comment 2. Please clarify here how you calculate the "average membership."

In response to the Staff's comment, the Company has revised the disclosure on pages 3 and 89.

Business, page 86

Business Strategy, page 92

Employ Experienced Membership Sales Force, page 92

2.
We note your disclosure that your marketing team is led by four corporate professionals with over 100 years of collective experience with you. Please disclose the amount of experience, or a minimum number of years of experience, each such professional has with you.

In response to the Staff's comment, the Company has revised the disclosure on pages 5 and 93.

Leverage Our Portfolio and Alliance Offerings, page 92

3.
We note your response to our prior comment 9 and reissue in part. Please provide a brief description of the revenue sharing arrangements you identify on page 93 or explain why an understanding of such arrangements is not material to an understanding of your business strategy.

In response to the Staff's comment, the Company advises the Staff that the revenue sharing alliance arrangements allow the members various usage privileges at certain properties owned by third parties. While the Company believes these alliance offerings create a value added benefit for the members beyond such members' respective home club, such arrangements are not a material source of income for the Company. The revenue amount attributable to such alliance arrangements was $1.2M in 2012.

Management, page 109

Executive Officers and Directors, page 109

4.
Please confirm your understanding that you are required to file consents for each person named as a prospective director in the registration statement. Refer to Rule 438 of the Securities Act.

The Company acknowledges the Staff's comment and advises the Staff that these individuals became directors of the Company effective August 15, 2013 and, as such, have each executed the signature page to Amendment No. 2.

Management Agreement, page 137

5.
We note your response to our prior comment 13 that you believe that you will not need to replace any financial or management services in connection with terminating your Management Agreement with the affiliate of KSL, as you believe that you have developed such capabilities. Please disclose this belief here or in your business section.

In response to the Staff's comment, the Company has revised the disclosure on page 138.

* * * * * * *

        Please call me (650-251-5110) or Kathleen Layton (650-251-5036) if you wish to discuss our responses to the comment letter.

Very truly yours,
/s/ William B. Brentani
William B. Brentani